

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 24, 2020

Ugur Sahin, M.D.
Chief Executive Officer
BioNTech SE
An der Goldgrube 12
D-55131 Mainz
Germany

> **Re: BioNTech SE**
> **Draft Registration Statement on Form F-4**
> **Filed February 20, 2020**
> **CIK No. 0001776985**

Dear Dr. Sahin:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Paul Fischer at 202-551-3415 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Eric Blanchard, Esq.